November 21, 2007

VIA EDGAR AND FACSIMILE

Mr. Jay Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Kyphon Inc.
     Comments on Form 10-K for the year ended December 31, 2006

Dear Mr. Webb:

Please find below Kyphon Inc.'s responses to comments received from the staff of the Securities and Exchange Commission (the "Staff") to Kyphon Inc. ("Kyphon" or the "Company") on October 31, 2007 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

For ease of review, we have set forth below each of the numbered comments from your letter and the Company's responses thereto.

1. We note that you eliminated deferred payments of approximately $149.3 million from your balance sheet related to your proposed acquisition agreements with Disc-O-Tech. We also note from disclosures elsewhere in the filing that the purchase price under both agreements with Disc-O-Tech is payable even if regulatory approvals are delayed or not obtained or the transactions never close. Please explain to us in greater detail how you determined that the elimination of deferred payments from the December 31 2006 balance sheet was appropriate, citing the accounting literature you relied upon to support your conclusions.

Response:

As the agreements required performance by Disc-O-Tech as well as recourse by the Company in the event of non-performance, the Company accounted for the payments as they became due, upon Disc-O-Tech's completion of its performance obligations. The Company's determination is supported in Exhibit I attached hereto.

2. Please expand your disclosures in any future filings to describe your revenue recognition policy in greater detail. Details should be provided to the extent that policy differs among the various marketing venues you use, i.e. distributors and reseller. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response:

The Company has expanded its revenue recognition policy to provide greater detail and included the following revised disclosures in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 as follows:

"The Company's revenue is derived primarily from the sale of its products to customers, distributors and sales agents.  The Company sells its products through a direct sales organization in the United States, Europe and Canada.  The Company also has distributors in other countries in which they do not have a direct sales force.  As a result of the acquisition of St. Francis Medical Technologies, Inc. ("St. Francis"), the Company also has sales agents in certain countries in which it does not have a direct sales force or distributor.  For transactions with the Company's sales agents, revenue is recognized at the time the product has been used or implanted.  For all other sales transactions revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured.  These criteria are generally met at the time of shipment when the risk of loss and title passes to the customer or distributor.  Provisions for discounts and rebates are recorded as a reduction of revenue in the period revenue is recognized.  Provisions for estimated returns are based upon historical trends and are recorded as a reduction of revenue in the period revenue is recognized.

Freight billed to customers is included in net sales, and expenses incurred for shipping products to customers are included in cost of goods sold."

3. We note that independent valuation experts assisted you during the valuation of the intangible assets acquired from InnoSpine, Inc. While management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to the expert in any capacity, please revise any future filings, beginning with your next 10-Q, to name the independent valuation experts. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation experts as an exhibit to the registration statement.

Response:

The Company revised its disclosures in Note 3 of Notes to Condensed Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 to remove any references to the assistance provided by independent valuation experts.

4. We see that in connection with your January 18, 2007 acquisition of St. Francis Medical Technologies you recorded a significant amount of goodwill. Please revise your future filings, if any, to provide the disclosures required by paragraph 51 (b) of Statement 141.

Response:

Paragraph 51 (b) of Statement 141 states the following: The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill. Accordingly, the Company revised the disclosures in Note 3 of Notes to Condensed Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 to describe the factors that contributed to a purchase price that resulted in the recognition of goodwill as follows:

"The purchase price was supported by estimates of future sales and earnings of St. Francis, as well as the value of the acquired workforce and other projected synergies which contributed to the purchase price being in excess of the fair value of net assets acquired."

5. We note that you issued convertible senior notes in February 2007. Please respond to the following:

    We note that the notes will be convertible into cash up to the principal amount, and if applicable, shares of common stock in respect of any conversion value above the principal amount. Please explain to us in detail and revise any future filings to disclose how you valued and accounted for this conversion feature. We also note, here and elsewhere in the filing, that you will have certain obligations to repurchase the notes at the option of the holders following the merger with Medtronic, Inc. It also appears that the holders will have the ability to convert their notes prior to completion of the merger. Please include the details of this conversion feature and the obligations and how you accounted for them in your explanation. Please cite the accounting literature which you relied upon to support your conclusions.

    We also note that you entered into convertible note hedge transactions and warrant transactions with affiliates of the initial purchasers in connection with the offering. Please explain to us and disclose in your future filings in greater detail about the nature and the terms of these transactions and how you accounted for them. Also, provide all accounting entries made in connection with the transactions. Finally, please cite the accounting literature which you relied upon to support your conclusions.

Response:

  Convertible Senior Notes

  Background

  In February 2007, the Company issued $200 million aggregate principal amount of Convertible Senior Notes due 2012 (the "2012 Notes") and $200 million aggregate principal amount of Convertible Senior Notes due 2014 (the "2014 notes," and together with the 2012 Notes, the "notes"). Interest on the 2012 Notes is paid semiannually at a rate of 1.00% per year and interest on the 2014 notes is paid semiannually at a rate of 1.25% per year. Holders of the notes may convert the notes based on an initial conversion rate of 17.1951 shares of the Company's common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $58.16 per share. The indenture governing the notes provides that the notes will be convertible into cash up to the principal amount, and if applicable, shares of common stock in respect of any conversion value above the principal amount, based on an initial conversion rate of 17.1951 shares of common stock per $1,000 principal amount of notes.

  Accounting conclusion

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company concluded the embedded stock conversion option is not considered a derivative because the embedded stock conversion option would be recorded in stockholders' equity if it were a freestanding instrument per Emerging Issues Task Force ("EITF") Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"). The Company has also concluded that the notes are accounted for similar to traditional convertible debt (that is, as a combined instrument) because the embedded stock conversion option meets the requirements of EITF No. 00-19, including the provisions contained in paragraphs 12-32 of EITF No. 00-19. Accordingly, no asset or liability is recognized for the conversion option, and the embedded stock conversion option is not separated as a derivative. Exhibit II attached hereto outlines the Company's analysis and conclusions with respect to the provision of paragraphs 12-32 of EITF No. 00-19.

  The EITF reached a consensus that for purposes of evaluating under SFAS No. 133 whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of paragraphs 12-32 of Issue 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the EITF observed that the requirements of paragraphs 12-32 of Issue 00-19 do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of SFAS No. 133. The provisions of SFAS No. 133 were not applicable to the notes given our conclusions under the guidance of EITF No. 00-19.

  Based on the existing guidance and explanation above, the Company revised its disclosures in Note 9 of Notes to Condensed Consolidated Financial Statements in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007, to include the accounting conclusion of the embedded stock conversion option.

  Early conversion due to merger with Medtronic

  In connection with the Company's merger with Medtronic, the Company delivered a notice to the holders of its notes on October 17, 2007 that a Fundamental Change (as defined in the indenture governing the notes) would occur upon the consummation of the merger. Holders may surrender their notes for conversion at any time during the period that (i) begins on, and includes, October 17, 2007, the date of the notice and (ii) ends on December 12, 2007. Holders who elect to convert their notes are entitled to a "make whole" premium in the form of an increase in conversion rate. This additional obligation will be charged to interest expense upon conversion of the notes.

  The early conversion option contains the same conversion features as the embedded stock conversion option mentioned in the Company's response in 5a above: the notes will be convertible into cash up to the principal amount, and shares of common stock in respect of any conversion value above the principal amount, based on an initial conversion rate of 17.1951 shares of common stock per $1,000 principal amount of notes. In accordance with SFAS No. 133, the early conversion option is not considered a derivative because it would be recorded in stockholders' equity if it were a freestanding instrument per EITF No. 00-19. Accordingly, no asset or liability is recognized for the early conversion option, and the early conversion option is not separated as a derivative. Please refer to Exhibit II attached hereto on details of the analysis and conclusions with respect to the provision of paragraphs 12-32 of EITF No. 00-19. In addition, the make whole premium will only increase the conversion rate to be received by the holders and therefore will not affect the accounting treatment of this early conversion option.

  Based on the explanation above, the Company revised its disclosures relating to the notes in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 to include the accounting conclusion of the early conversion due to the completion of the merger with Medtronic.

  Convertible note hedge and warrant transactions

  Background on convertible note hedge transactions

  Concurrently with the issuance of the convertible notes, the Company entered into convertible note hedge transactions with affiliates of the initial purchasers. The note hedge transactions (call options) include an option for the Company to receive shares of our common stock from counterparties equal to the amounts of common stock related to the value in excess of the principal that it would pay to holders of the notes upon conversion. These call options will terminate upon the earlier of the maturity dates of the related notes or the first day the notes are no longer outstanding due to conversion or otherwise. The call options cost an aggregate of $112.0 million and were recorded as a decrease in stockholders' equity.

  In accordance with SFAS No. 133, paragraph 11, the call options are not considered derivatives instruments provided the contracts issued or held by the reporting entity are both indexed to the Company's own stock and classified in stockholders' equity in accordance with EITF No. 00-19 because the Company has met the equity classification criteria within EITF No. 00-19, paragraph 8:

  Unless the economic substance indicates otherwise, contracts would be initially classified as equity if (1) Contracts that require physical settlement or net-share settlement or (2) Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all criteria set forth in paragraphs 12-32 have been met.

  Unless the economic substance indicates otherwise, contracts would be initially classified as Assets or Liabilities if (1) Contracts that require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the company) or (2) Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

  The settlement terms of the call options contract indicate that net-share settlement is required, therefore, per paragraph 8 of EITF No. 00-19, the call options should be classified as a reduction to equity and any changes in the fair value of the contract will not be recorded, assuming that all the criteria set forth in paragraphs 12-32 of EITF No. 00-19 have been met.

  Overall Conclusion on convertible note hedge transactions

  In accordance with EITF No. 00-19, paragraphs 8 and 12-32 and SFAS No. 133, paragraph 11, the convertible note hedge transactions contract should be recorded as a reduction of equity as of the trade date, and no further adjustment should be made in future periods to adjust the value of the contracts. Exhibit III attached hereto outlines the Company's analysis and conclusions with respect to the provision of paragraphs 12-32 of EITF No. 00-19.

  Based on the existing guidance and explanation above, the Company revised its disclosures relating to the convertible note hedge transactions in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 to include the accounting conclusion of the convertible note hedge transactions. In connection with the merger with Medtronic, the Company will unwind the convertible note hedge transactions.

  Background on warrant transactions

  The Company sold warrants to issue its own common stock to the same counterparties that entered into the convertible note hedge transactions whereby the counterparties have the option to purchase up to approximately 6.9 million shares of the Company's common stock at an initial exercise price of $75.04 per share. The warrants expire from May 1, 2012 to May 1, 2014 and must be settled in net shares. Proceeds received from the issuance of the warrants totaled approximately $77.0 million and were recorded as an addition to stockholders' equity.

  Per SFAS No. 133, paragraph 11, the warrant contract is not considered a derivative instrument provided the contract issued or held by the reporting entity are both indexed to the Company's own stock and classified in stockholders' equity in accordance with EITF No. 00-19 because the Company has met the equity classification criteria within EITF No. 00-19, paragraph 8:

  Unless the economic substance indicates otherwise, contracts would be initially classified as equity if (1) Contracts that require physical settlement or net-share settlement or (2) Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all criteria set forth in paragraphs 12-32 have been met.

  Unless the economic substance indicates otherwise, contracts would be initially classified as Assets or Liabilities if (1) Contracts that require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the company) or (2) Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

  Per the warrant contracts, the settlement terms indicate that net-share settlement is required, therefore, as per paragraph 8 of EITF No. 00-19 the warrants should be classified as an addition to equity and any changes in the fair value of the contract will not be recorded, assuming that all the criteria set forth in paragraphs 12-32 of EITF No. 00-19 have been met.

  Overall Conclusion on warrant transactions

  Based on the guidance in paragraphs 8 and 12-32 of EITF No. 00-19 and paragraph 11 of SFAS No. 133, the warrant contracts are recorded as an increase to equity as of the trade date, and no further adjustment should be made in future periods to adjust the value of the contracts. Exhibit IV attached hereto outlines the Company's analysis and conclusions with respect to the provisions of paragraphs 12-32 of EITF No. 00-19.

  Based on the existing guidance and explanation above, the Company revised its disclosures relating to the warrant transactions in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2007 to include the accounting conclusion of the warrant transactions. The completion of the merger with Medtronic will result in the cancellation and payment of the warrants by the Company to the hedge participants.

6. We note that you used the effective income tax rate to reflect the income tax effects of the pro forma adjustments. Please note when preparing any future filings that tax effects of pro forma adjustments normally should be calculated at the statutory rate in effect during the periods for which pro forma condensed income statements are presented. Please see Instruction 7 to Rule 11- 02 of Regulation S-X.

Response:

The Company acknowledges the Staff's comment and will incorporate into future filings, if applicable. Please see the note following the response to comment 7.

7. We note that you present your non-GAAP measures and reconciliation in the form of adjusted statement of income. This format maybe confusing to investors as it also reflects several non-GAAP measures, including non-GAAP operating income, non-GAAP income before income taxes, non-GAAP income taxes, non-GAAP basic net income per share, and non-GAAP diluted net income per share. We further note that your non-GAAP results exclude certain expenses related to the acquisition of SFMT and this non-GAAP presentation is given in part to enhance the understanding of the company's historical financial performance and comparability between periods. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

    To eliminate investor confusion, please remove the non-GAAP statements of income from any future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

    Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response:

The Company will remove the non-GAAP statements of income from future filings and will ensure that any non-GAAP measures disclosed in future filings are compliant with the provisions of paragraph (e)(l)(i) of Item 10 of Regulation S-K.

***

The Company respectfully notes to the Staff that it completed its merger with Medtronic on November 2, 2007. As a result, the Company is no longer a reporting company under the Securities Exchange Act of 1934, as amended.

Pursuant to your request, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

    Staff comments or changes to the disclosure in response to Staff comments to not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (408) 548-5291.

Sincerely,

/s/ Maureen L. Lamb

Maureen L. Lamb
Vice President and Controller
Kyphon Inc.
1221 Crossman Avenue
Sunnyvale, CA 94089

cc: Andri Boerman
Division of Corporation Finance

EXHIBIT I

The Non-Vertebroplasty Agreement and the Vertebroplasty Agreement contain identical performance obligation provisions as follows:

  Section 5.1 "Pre-Closing Covenants of the Seller Parties" of the agreements obligates Disc-O-Tech to "use commercially reasonable efforts to conduct the operations of the business in the ordinary course of business consistent with past practices" which specifies the preservation of relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors etc. and also places limitations on Disc- O-Tech's ability, among other things, to enter into certain agreements, refrain from making capital expenditures and incur liabilities.
  Section 5.4 precludes Disc-O-Tech, among other things, from soliciting or responding to other acquisition proposals.
  Section 2.2 of the agreements states that upon closing Disc-O-Tech is obligated to deliver spine-related product assets and associated intellectual property rights and, in connection therewith, Section 2.1(c) obligates Disc-O- Tech to execute and/or deliver certain documents and agreements, and Section 2.11 obligates Disc-O-Tech to use commercially reasonable efforts to effect alternative arrangements, if necessary.
  Sections 2.8, 2.9 and 2.10 obligates Disc-O-Tech to take certain action in connection with transfer taxes, withholding taxes, and VAT and similar taxes.
  Section 5.2 and Article VII of the agreements contain certain obligations of Disc-O-Tech with respect to providing additional information, confidentiality, cooperation, obtaining regulatory approvals, preparation of financial statements, maintaining rights to Confidence, and obtaining tax clearance certificates.

For an agreement to be considered executory in nature the remaining performance obligations must be substantive rather than inconsequential or perfunctory. Upon a breach by Disc-O-Tech of the covenants provided in Articles II, V and VII, the Company would still be obligated to pay in accordance with the terms of the definitive agreements. However, pursuant to Article X of the Vertebroplasty Agreement (which also extends to the Non-Vertebroplasty Agreement), the Company would have the remedy of indemnification for losses due to Disc-O-Tech's breach of contract. The Company also has the right to offset indemnifiable losses, including losses resulting from Disc-O-Tech's breach of any covenant, agreement or other obligation contained in the agreement, against its payment obligations. The Company's right to offset as a result of Disc-O-Tech's failure to fulfill its contractual obligations is a determinative indication that the performance obligations are not inconsequential or perfunctory. The Company believes that the performance obligations on the part of Disc-O-Tech are substantive and has therefore determined that the Non-Vertebroplasty Agreement and the Vertebroplasty Agreement are executory in nature. Accordingly, the payment obligations thereunder will be accounted for as due and payable upon Disc-O-Tech's completion of the performance obligations.

EXHIBIT II

The following paragraphs summarize the eight requirements of paragraphs 12-32 within EITF No. 00-19 and the Company's conclusion as to how the conversion feature of the notes meets each requirement allowing the Company to account for the notes as typical convertible debt:

  The contract permits the company to settle in unregistered shares.

  We believe this criterion is met. The terms of the notes and the related indenture governing the notes do not require that any shares be registered prior to issuance.

  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

  We believe this criterion is met. The Company has authorized 120 million common shares and as of February 15, 2007, there were approximately 45 million Kyphon shares outstanding. Therefore, the Company has sufficient shares to cover the initial maximum potential shares of 6.9 million issuable upon conversion of the notes.

  The contract contains an explicit limit on the number of shares to he delivered in a share settlement.

  We believe this criterion is met. The notes are convertible at an initial rate of 17.1951 shares per $1,000 of principal. With $400 million of debt issued, there are 400,000 $1,000 debentures issued; therefore, shares issuable upon conversion at the initial rate cannot exceed approximately 6.9 million shares (400 million/1,000*17.1951).

  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

  We believe this criterion is met. There is no provision in any agreement relating to the notes requiring cash payments in the event the Company fails to make timely filings with the SEC. While the registration rights agreement contemplates additional interest penalties relating to the failure to timely file a registration statement (a registration default), the agreement is clear that in no event will additional interest be payable in connection with a registration default relating to a failure to register the common stock deliverable upon a conversion of the notes.

  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

  We believe this criterion is met. The notes do not require any cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

  We believe this criterion is met. There are no provisions within the notes that require net-cash settlement.

  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

  We believe this criterion is met. Should the holders convert their notes, the shares issued to the holders would be common shares, with the holders having the same rights as current holders of Kyphon common shares.

  There is no requirement in the contract to post collateral at any point or for any reason.

  We believe this criterion is met. The notes do not require the posting of any collateral.

EXHIBIT III

The following is a summary of the Company's analysis of the provisions EITF No. 00-19 that apply to the accounting of the convertible note hedge transactions. The criteria of paragraphs 12-32 of EITF No. 00-19 are analyzed below:

  The contract permits the company to settle in unregistered shares.

  We believe this criterion is not applicable to the convertible note hedge transactions as Kyphon is not required to issue shares in connection with the convertible note hedge transactions. Upon exercise of the convertible note hedge transactions, we would be purchasing shares traded on the open market.

  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

  We believe this criterion is not applicable to the convertible note hedge transactions as Kyphon is not required to issue shares in connection with the convertible note hedge transactions. Upon exercise of the convertible note hedge transactions, we would be purchasing shares traded on the open market.

  The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

  We believe this criterion is met. There is a set maximum number of shares to be issued under the net share settlement as the total number of shares cannot exceed principal divided by the conversion price.

  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

  We believe this criterion is met. There is no provision in any agreement relating to the call option requiring cash payments in the event Kyphon fails to make timely filings with the SEC.

  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

  We believe this criterion is met. Upon exercising the call, we would be purchasing our own common shares, and the call option agreement does not include "make whole" provisions or "top-off" provisions.

  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

  We believe this criterion is met. There are no provisions in the convertible note hedge transaction contract that require net-cash settlement.

  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

  We believe this criterion is met. The shares purchased on the open market have the same rights as current holders of Kyphon common shares.

  There is no requirement in the contract to post collateral at any point or for any reason.

  We believe this criterion is met. The convertible note hedge transaction contract does not require the posting of any collateral.

EXHIBIT IV

The following is a summary of the Company's analysis on paragraphs 12-32 of EITF No. 00-19 that apply to the accounting of the warrants:

  The contract permits the company to settle in unregistered shares.

  We believe this criterion is met. The warrant contract indicates that settlement in unregistered shares is allowable.

  The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

  We believe this criterion is met. There were approximately 6.9 million warrants issued. The Company has authorized 120 million common shares and as of February 15, 2007, there were approximately 45 million Kyphon shares outstanding. Therefore, the Company has sufficient shares to cover the maximum number of shares to be delivered during the contract period.

  The contract contains an explicit limit on the number of shares to he delivered in a share settlement.

  We believe this criterion is met. The number of shares to be issued is explicitly stated in the warrant agreement.

  There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

  We believe this criterion is met. There is no provision in any agreement relating to the warrant requiring cash payments in the event the company fails to make timely filings with the SEC.

  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

  We believe this criterion is met. There are no provisions within the warrant agreement that require cash payments.

  The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

  We believe this criterion is met. There are no provisions within the warrant agreement that require net-cash settlement.

  There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

  We believe this criterion is met. If the warrant holders exercise their warrants, the shares issued to holders would be common shares with the holders having the same rights as current holders of Kyphon common shares.

  There is no requirement in the contract to post collateral at any point or for any reason.

  We believe this criterion is met. The warrant agreement does not require the posting of any collateral.